DiAngelo, Christina

From:	Edward Fackenthal <efackenthal@aol.com>
Sent:	Friday, March 30, 2012 5:43 PM
To:	DiAngelo, Christina
Subject:	NRM Investment Company
Attachments:	Correspondence to SEC re comments.docx

Good afternoon Christina:

Here is the letter you requested concerning the NCSR and related comments you made. If you need more, please let me know.

Very truly yours,
Edward Fackenthal